Exhibit 99.11

Consent of Independent Auditors

We consent to the reference to our Firm under the caption “Interest of Experts” in the Amended and Restated Prospectus Supplement, dated May 23, 2024 that is incorporated by reference into the registration statement on Form-10 (the “Form F-10) of SolarBank Corporation (the “Corporation”) and to the inclusion of the Independent Auditors’ Report prepared by us, with respect to (i) the Consolidated Financial Statements of Solar Flow-Through Funds Ltd. from August 11, 2023 to December 31, 2023, (ii) the Combined Consolidated Financial Statements of Solar Flow-Through Funds Ltd. for the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022 and (iii) the Combined Special Purpose Financial Statements of Solar Flow-Through Limited Partnership for the years ended December 31, 2022 and 2021 (each as incorporated by reference into the Form F-10).

/s/ Grant Thornton LLP

Vancouver, British Columbia

May 23, 2024